Financial Results

JULY - SEPTEMBER 2002

Telefónica Móviles

TELEFÓNICA MÓVILES RESULTS

KEY HIGHLIGHTS

•	Sharp growth in net income excluding the impact of extraordinary net provisions(1), which in the first nine months of 2002, reached 980MM€, which would have led to a year-over-year increase of 46%.

•
Strong consolidated free cash-flow generation(2), which in 9M02 exceeded 1,596MM€, virtually nearly doubling the amount obtained in the same period of 2001 (831MM€). In 3Q02, free cash-flow generation amounted to 579MM€ vs. 470MM€ in 2Q02 and 376MM€ in 3Q01. Significant increase in free cash flow per share which in the nine months to September 2002 was €0,37, an increase of 89% from the same period in 2001.

•
Steady growth in the customer base, in spite of the current economic scenario, up to 33.5 million managed customers. With the acquisition of Pegaso PCS, Telefónica Móviles becomes Mexico’s second largest wireless operator, with more than 2,2 million subscribers as of September 2002.

•
It should be highlighted the quarterly increase in total net adds(3), which in 3Q02 rose by 33% vs. 2Q02, compared to growth of 19% in the same period of last year. Major increase in Telefónica Móviles España’s (TME) net adds in the quarter, of over half a million customers—over 60% higher than in 2Q02—, and particularly outstanding in an environment of slowing down growth rates across European operators’ customer bases.

•
Good performance of usage ratios in Spain. For the first time, TME recorded year-over-year growth in MOU, while ARPU continues showing quarter-over-quarter growth, with the year-over-year decline slowing down. The contribution of data services, which accounted for over 12% of ARPU in 3Q02, continues to grow.

•	Solid organic growth(4) at constant exchange rates, both in consolidated revenues and EBITDA, to 13.2% and 15.7% respectively, compared to the first nine months of 2001.

•
Improvement of the Group’s operations’ profitability, with EBITDA margins in both Spain and Latin America advancing. The consolidated EBITDA margin reached 41.6% in 9M02. Stripping out the impact of European operations outside Spain, consolidated EBITDA margin in 9M02 would have been 45.2% vs. 41.9% a year ago.

•	TME obtained an EBITDA margin of 51.9% in 9M02 (52.5% in 3Q02), confirming its position as one of the sector’s leading operators in terms of efficiency and productivity.

•	Satisfactory results from capex optimisation policies, with an annual reduction in consolidated capex of 40%. Capex over sales ratio fell 7.6 p.p. in the last twelve months to 8.9%.

•	The Company’s financial flexibility improved, with proportionate net financial debt declining by over 800MM€ in the last twelve months.

(1)	Net extraordinary provisions for the write-down of assets and restructuring charges for the European operations allocated in 2002.
(2)	Consolidated Free Cash Flow = EBIT (1-t) + Amortization - Capex - Capitalized Opex.
(3)	Excluding customers of Pegaso PCS, who were incorporated into the total customer base in September 2002.
(4)
Excludes changes in the consolidation perimeter (consolidation by full integration of Tele Leste from January 1, 2002 and of Terra Mobile from 4Q01, as well as the consolidation by the equity method of IPSE 2000 from 4Q01). In the case of the operators in northern Mexico only the third quarter is included, both in 2001 and 2002.

TELEFÓNICA MÓVILES RESULTS

The financial statements and management discussions appearing in this report refer to pro-forma data (Pro-forma Financial Statements), which could give rise to differences with respect to the corresponding information submitted on a regular basis to the CNMV. For a correct understanding of this report, a reconciliation of the pro-forma financial information and that included in the information submitted on a regular basis to the CNMV has been carried out.

The financial statements and management discussions appearing in this report refer to the financial performance of the Telefónica Móviles group considering that all affiliated companies as of the end of 2001, were already incorporated into Telefónica Móviles Group as from 1 January 2001.

The four Mexican operators, which were transferred to the Group in July 2001, have been fully consolidated from the third quarter of 2001.

To avoid possible distortions from the increase of Telefónica Móviles’s economic stake in Tele Leste Celular, which took place in the second quarter of 2002, this company has been fully consolidated as from 1 January 2002. Until the fourth quarter of 2001, Tele Leste Celular was consolidated by the equity method.

Telefónica Móviles stake in the share capital of Pegaso PCS, acquired in September 2002, has been recorded in the consolidated results for the third quarter of 2002 at cost. Pegaso PCS will be fully consolidated for 2002, backdated to the acquisition date.

The financial statements do not, therefore, include the mobile operators of Chile and Puerto Rico managed by Telefónica Móviles.

It should be noted that in the fourth quarter of 2001, the financial statements of the Argentinean subsidiary TCP were adapted to the fiscal year of the rest of the companies comprising the Telefónica Móviles Group. Previously, these were consolidated in accordance with TCP’s fiscal year (October-September).

For an easier understanding of Telefónica Móviles financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its pro-forma consolidated financial statements in each period, are provided.

Telefónica Móviles obtained net income in 3Q02 of 410.2MM€, in spite of the negative impact of exchange rate fluctuations of Latin American currencies. This good performance implied that 9M02 losses were lower than those recorded in 1H02.

In 9M02, Telefónica Móviles recorded a net loss of 3,923MM€, mainly due to the recognition in the second quarter of the year of net extraordinary provisions amounting to 4,902MM€ associated with the write-down of assets and the provision for associated restructuring costs in Austria, Germany, Italy and Switzerland.

Excluding the impact of these net extraordinary provisions in the European operators outside Spain, consolidated net income for 9M02 would have amounted to 979.4MM€, which would have led to a year-over-year growth of 46%.

The economic situation in some of the main Latin American countries, combined with exchange rate fluctuations, the latter aggravated by the strong depreciation of the Brazilian real in recent months ( -21% in 9M02 vs. 9M01), have had a significant impact on the major income statement items in euros, and are one of the main reasons for the slowdown in growth in Group results compared to previous quarters. The negative impact of exchange rate fluctuations more than offset the changes to the consolidation perimeter, both in terms of revenues and EBITDA.

Despite these circumstances, in 3Q02 consolidated free cash-flow(1) generation remained strong, amounting to 1,596MM€ in 9M02, practically doubling the amount generated in the same period of 2001 (831MM€). In 3Q02 free cash-flow generation amounted to 579MM€.

(1)	Consolidated Free Cash Flow = EBIT(1-t) + Amortization - Capex - Capitalized Opex

TELEFÓNICA MÓVILES RESULTS

The key aspects of the results are as follows:

•	Year-over-year growth of 10.7% in operating revenues in 9M02, with quarter-over-quarter growth of 3.5% (3Q02 vs. 3Q01).

Organic growth(1) of consolidated operating revenues in 9M02 at constant exchange rates would have reached 13.2% over 9M01.

The main factors driving the increase in revenues are: i) the expansion of the customer bases of fully-consolidated operators (+15.0% and +14.9% excluding Tele Leste Celular); ii) the higher traffic carried by these operators (+13% in number of minutes and +45% in SMSs): iii) and the lower ARPUs recorded (-9.6% on average, in local currency).

Q302 recorded the highest volume of commercial activity, with total net adds of 978,932 customers—excluding Pegaso PCS’s customers—vs. 733,598 customers in the previous quarter, and although this is usual during the summer, it is significant given the current economic environment.

The Group ended 3Q02 with a total customer base, including the operators in which Telefónica Móviles has stakes, of 31.5 million customers. Including the Chilean and Puerto Rican operators, the company’s customer base under management amounted to 33.5 million at the end of September.

By geographical areas, TME accounted for 74% of consolidated revenues, vs. 68% a year ago. TME’s operating revenues recorded a year-over-year increase of 19.2% vs. 9M01.

Latin American subsidiaries fully consolidated accounted for 27% of Group revenues, a smaller contribution than in September 2001 due to the negative impact of the Argentinean peso devaluation and of the depreciation of other Latin American currencies. In absolute terms, the revenues of these subsidiaries, in euros, declined by 6.7% vs. 9M01. It should be highlighted that the organic growth(2) of operations, assuming constant exchange rates, shows an increase of 1.5%.

Revenues from other European operators, which correspond entirely to Group 3G, remained practically unchanged on 1H02—52MM€ to September vs. 40MM€ in 1H02—after this subsidiary ceased its commercial operations.

•
Improved margins at the EBITDA level. The consolidated EBITDA margin reached 41.6% in 9M02 vs. 41.0% in the same period of 2001. Stripping out the impact of European operations outside Spain—both in terms of revenues and expenses—, the consolidated EBITDA margin in 9M02 was 45.2% vs. 41.9% a year ago.

It must be underlined that in 3Q02 these operations, currently being restructured, barely generated revenue but still incurred significant losses at the EBITDA level. The negative contribution from these operations mainly explains the smaller EBITDA margin obtained in 3Q02 (42.1%) versus the same period of 2001 (43.8%). However, in 4Q02 it is estimated that the EBITDA losses generated by these operations will be significantly smaller as the restructuring process will have been virtually concluded.

Consolidated EBITDA (in absolute terms) in 9M02 was 2,839MM€, 12.2% higher than in the same period of 2001. Organic growth(3) of consolidated EBITDA at constant exchange rates reached 15.7%. The smaller amount recorded in 3Q02 compared to the same period of 2001, in euros, is explained, as mentioned above, mainly by the impact of the European operators undergoing restructuring and by the negative exchange rate impact.

Given the current economic and exchange rate environment, TME is the main driver of growth in Group EBITDA. TME’s EBITDA contributed more than 90% of consolidated EBITDA in 9M02. EBITDA recorded a 24.2% a year-over-year increase in 9M02. TME’s EBITDA margin amounted to 51.9% in 9M02, an advance of 2.1 p.p. in the last twelve months.

Latin American operators fully consolidated, as a whole, contributed 534.4MM€ to Group EBITDA in 9M02. In year-over-year terms, these operators’ EBITDA, in euros, showed moderate growth to September 2002 (+1.7%). This trend should be underscored, as EBITDA is higher than last year’s figures

(1)	Excluding changes to the consolidation perimeter. In the case of the operators in northern Mexico only the third quarter is included, both in 2001 and 2002.
(2	Excludes the contribution of Tele Leste in 2002. In the case of the operators in northern Mexico only the third quarter is included, both in 2001 and 2002.
(3)	Excluding changes to the consolidation perimeter. In the case of the operators in northern Mexico only the third quarter is included, both in 2001 and 2002.

TELEFÓNICA MÓVILES RESULTS

despite lower revenues, reflecting the cost-control measures implemented by these companies. Consequently, the EBITDA margin of the Latin American operations advanced by 2.4 p.p. on September 2001 to 29.3%.

Assuming constant exchange rates, year-over year organic growth(1) in Latin American EBITDA would have been 17.3%.

Operations in the rest of Europe—Germany, Austria and Switzerland—recorded a combined EBITDA of -225.8MM€ in 9M02.

As regards non-operating items, we would highlight:

•
A year-over-year increase of 101% in goodwill amortization, in line with the trend seen since the beginning of the year, as a result of the incorporation of Telefónica Móviles’ northern Mexican operators from the second half of 2001 and the full consolidation of Terra Mobile from the fourth quarter of 2001.

•
Year-over-year decrease in net financial expenses of 15%, despite the negative impact of the Argentinean peso devaluation on this item (35.7MM€ in 9M02), due primarily to the lower consolidated debt and the successful implementation of the Group hedging policy.

This reduction is particularly significant bearing in mind that as from July the financial expenses associated with the acquisition of Group 3G’s UMTS license are no longer capitalized.

It is worth noting the positive net financial income obtained in 3Q02, thanks to the over hedge strategies carried to compensate the negative impact in EBITDA of exchange rate fluctuations.

At the end of 3Q02, consolidated net debt amounted to 5,170MM€ a decline of 432MM€ or 8% on the previous quarter, despite the inclusion in 3Q02 of 304.3MM€ of debt related with the acquisition of 65% of the capital of Pegaso PCS and from the subscription, in the amount corresponding to Telefónica Móviles, of the subsequent rights issue carried out by Pegaso PCS.

Pegaso PCS’s own debt will be included in Group figures in 4Q02 once the company has been included in the Group consolidation perimeter by the full consolidation method.

Proportionate net debt at the end of September 2002 was 6,066MM€ (6,381MM€ in June 2002), having declined by over 800MM€ in the last twelve months.

•
Higher losses from companies consolidated by the equity method (+23%). This performance, which contrasts with the decline in this item in 1H02, was mainly due to losses attributable to IPSE 2000 (69.5MM€ in 9M02), impacted significantly by the reclassification of tax credits generated by this company’s losses to date. The reclassification of this item—reflected in this company’s contribution to Group results until June and now reflected in TME’s results with effect since the beginning of 2002—is due to the decisions taken by the Group at the end of July with respect to European operations outside Spain.

•
The recording of significant extraordinary expenses due primarily to net extraordinary provisions made in 2Q02 with respect to the write-down of assets and the provision for associated costs of restructuring European operations.

Group capex continued to be curtailed in the first nine months of 2002, with a year-over-year decline of 40%, representing 8.9% of consolidated revenues vs. 16.5% in 9M01. This trend was common to all areas of operations. Capex in Spain (62% of the total) fell 22% in year-over-year terms while Latin American capex (24% of the total) was 50% smaller than in 9M01.

As regards capitalized expenses, no amount has been capitalized with respect to European operations since July. It should be reminded that since the beginning of 2002 only expenses associated with Group 3G have been capitalized. The only amount additional to the accumulated figure to June recorded in 3Q02 is the provision for the spectrum fee assigned to Telefónica Móviles España for the future operation of UMTS technology (5.3MM€ in 3Q02 and 15.8MM€ in 9M02).

The impact of the Argentinean peso devaluation in the proforma consolidated financial statements at September 30, 2002, compared to the situation at December 31, 2001 has been quantified in -35.7MM€ incorporated in the consolidated income statement and 167.1MM€ incorporated in the “translation differences in consolidation” heading under shareholders equity section in the

(1)	Excludes the contribution of Tele Leste in 2002. In the case of the operators in northern Mexico only the third quarter is included, both in 2001 and 2002.

TELEFÓNICA MÓVILES RESULTS

balance sheet. These impacts have been quantified using the exchange rate at the end of the quarter (1US$=3.74 Argentinean pesos; 1€=3.79 Argentinean pesos), while at year end 2001 the exchange rate applied was 1US$= 1.7 Argentinean pesos; 1€=1.51 Argentinean pesos.

It is should be noted that the exposure of Telefónica Móviles to the Argentinean subsidiary as of September 30, 2002 has been reduced to 119MM€, including the equity value corresponding to these investments and the internal financing provided.

TELEFÓNICA MÓVILES RESULTS

The following significant events took place during the last few months:

•
In mid September Telefónica Móviles acquired a 65% stake in the Mexican mobile telephony operator, Pegaso PCS. The combination of Telefónica Móviles México and Pegaso PCS gives rise to a new joint entity, in which Telefónica Móviles controls 92% of the capital stock and Grupo Pegaso the remaining 8%.

•
The Board of Directors of Telefónica Móviles, S.A. at its meeting of August 29, appointed Antonio Pedro de Carvalho Viana-Baptista as Chairman and CEO of Telefónica Móviles, S.A., replacing Luis Lada, who remains on the Board. Telefónica’s COO, Fernando Abril-Martorell, has resigned from the Board of Telefónica Móviles, following his decision to step down from the boards of companies in the Telefónica Group, in line with the international trend in governance among large corporations.

•
In July, Telefónica Móviles carried out a capital increase via the issuance of 14,557,046 shares, with a nominal value of €0.5 each, thereby completing the equity conversion agreement with Mesotel, through which Telefónica Móviles has increased its stake in Telefónica Móviles El Salvador C.V. and Telefónica Centroamérica Guatemala to 90.3% and 100%, respectively.

After the close of 3Q02, the following significant events have taken place

•
On October 18, Telefónica Móviles and Portugal Telecom have constituted a joint venture that will hold 100% of the shareholdings of both groups in mobile phone companies in Brazil. The completion of this process is now pending regulatory approval from the Brazilian authorities (ANATEL).

•
In line with the general agreements for the creation of the joint venture and for the rights issue of Telesp Celular Participaçoes, Telefónica Móviles takes a 14.68% stake in Telesp Celular Participaçoes under the same conditions as were applied in the recent rights issue, for a cost of €200 million. The transaction was financed largely in local currency at an exchange rate of 3BRL/USD.

•
In October, and within the framework of the agreements signed with Telefónica S.A. to acquire its stakes in those Brazilian mobile telephony companies which the Company had acquired from Grupo Iberdrola, Telefónica Móviles acquired shares representing 0.63% of the share capital of Celular CRT Participaçoes S.A.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

Results by geographic regions

Unaudited figures

In million Euros

	REVENUES						EBITDA					
	January - September		%	July - September		%	January - September		%	July - September		%
	2002	2001	Change	2002	2001	Change	2002	2001	Change	2002	2001	Change
Europe	5,080.1	4,217.4	20.5%	1,822.6	1,546.3	17.9%	2,381.4	2,040.9	16.7%	884.3	817.2	8.2%
Latinamerica [(1-2)]	1,821.2	1,951.4	-6.7%	533.0	695.4	-23.4%	534.4	525.3	1.7%	143.9	179.3	-19.7%
Rest and intragroup sales	-72.2	-0.3	n.s.	-43.2	-7.1	n.s.	-76.9	-36.9	108.4%	-53.7	-18.8	n.s.
TOTAL	**6,829.1**	**6,168.5**	**10.7%**	**2,312.4**	**2,234.6**	**3.5%**	**2,838.9**	**2,529.3**	**12.2%**	**974.5**	**977.7**	**-0.3%**

(1) Includes results of North Mexican operators from the second semester of 2001, and of Tele Leste Celular from January 1, 2002.
(2) September 2001 figures include financial data of the Argentinean operator published in the third quarter 2001 (Sept 00 - Jun 01).

EUROPE AND MEDITERRANEAN BASIN

Europe and Mediterranean Basin

Unaudited figures

In thousands

	September 2002	2001	% Change
Subscriber Data			
Total Subscribers [(1)]	19,861	16,513	20.3%
Prepaid	13,536	11,359	19.2%
Contract	6,326	5,153	22.8%
Equity Subscribers [(1)]	18,715	15,893	17.8%

In million Euros

	January - September 2002	2001	% Change	July - September 2002	2001	% Change
Financial Data						
Revenues [(2)]	5,080.1	4,217.4	20.5%	1,822.7	1,546.3	17.9%
EBITDA [(2)]	2,381.4	2,040.9	16.7%	884.3	817.2	8.2%
EBITDA Margin [(2)]	46.9%	48.4%	-1.5 p.p	48.5%	52.9%	-4.4 p.p

(1) Includes Spain, Germany and Morocco.
(2) Excludes Medi Telecom because it is consolidated by the equity method.

SPAIN

T. Moviles Spain

Unaudited figures

In thousands

	September 2002 [2]	2001 [1]	% Change
Subscriber Data			
Total subscribers	18,127	15,621	16.0%
Prepaid	11,997	10,523	14.0%
Contract	6,130	5,098	20.2%
Equity Subscribers	18,127	15,621	16.0%

In million Euros

	January - September 2002 [2]	2001 [1]	% Change	July - September 2002 [2]	2001 [1]	% Change
Financial Data						
Revenues	5,028.1	4,217.3	19.2%	1,810.5	1,546.3	17.1%
EBITDA	2,607.2	2,098.9	24.2%	949.7	854.0	11.2%
EBITDA Margin	51.9%	49.8%	2.1 p.p	52.5%	55.2%	-2.7 p.p

(1) Figures corresponding to the Spanish wireless operator, excluding Telefónica Móviles Intercontinental, S.A.
(2) Includes Médi Telecom's management fee.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

In September 2002, the Spanish cellular telephone market reached over 32.4 million customers, with a penetration rate of 77.4%, 10 p.p. higher than in September 2001. This means that Spain is now slightly above the European average in terms of cellular penetration, although we should point out that the year-over-year increase recorded in Spain in September 2002 is just 1 p.p. lower than that of September 2001, reflecting how dynamic the Spanish market remains, unlike many other European markets. Nevertheless, taking into account the degree of maturity that has been reached, it is logical to expect a significant slowdown in the rate of growth over the next months.

In such a context, TME ended September 2002 with over 18.1 million customers, an advance of 16% on the same period last year, with net adds of over 500,000 customers in 3Q02, over 60% higher than in 2Q02. The Company continues to consolidate its leadership in the sector, keeping its market share stable over the last twelve months.

The Company’s reduced churn rate remains one of the key factors behind TME’s commercial success. The annual churn rate at September 2002 remained at 12%, 6 p.p. lower than September 2001. Here we would point out that the financial impact of disconnections is even lower, as the average usage of lines which are disconnected is considerably lower than the average usage of the Company’s customer base.

As for TME’s customer mix, the contract segment has a weighting of 33.8%, a 1.2 p.p. advance on September 2001. Here we would highlight the fact that 65% of TME’s net adds in 3Q02 were contract customers. This clearly shows the success of the policies aimed at encouraging prepaid to contract migration, which TME has been developing throughout the year, and which have led to a 60% increase in total migrations to contract in 9M02 vs. the same period last year. These migrations provide an important incentive to the Company’s average usage ratios, as customers who migrate significantly increase both their MOU and their ARPU.

In this sense, TME’s MOU in 3Q02 was 109 minutes, which not only demonstrates growth on 2Q02 of 4%, but also, for the first time in the Company’s recent history, an increase in quarterly MOU with respect to the same period last year (+1%), with the positive performance of contract MOU being of particular note (+5% vs. 3Q01). This is reflection of the success of the policies the Company has been developing since the beginning of the year, aimed at increasing customer usage. These policies include reducing prices, replacing the monthly fee with a minimum usage commitment, and incentives to migrate to contract.

The positive evolution of usage ratios directly impacts Company ARPU evolution, which reached €30.1 in 3Q02, up 4.5% on 2Q02, and having recorded one of the lowest year-over-year declines in the last years (-5.3%), which confirms the trend towards a stabilization of ARPU which we are seeing this year. The importance of this trend can be seen if we take into account that in the year-over-year comparison with 2001, the figures for 2002 include the lower revenues derived from the removal of the monthly fee (stripping out this effect, the fall in ARPU would only have been 2%), the reduction in outgoing call prices and the application of lower termination rates with certain operators since August 1, 2002.

Turning to the data and content business, 2,360 million short messages (SMS) were carried through TME’s networks in 3Q02, 12% more than in 2Q02, and 34% more than in 3Q01. The ratio of SMS per customer per month was 35 messages in 3Q02. Premium SMSs, which provide access to content and interaction with other kinds of media (TV program voting, radio surveys, etc.) deserve special mention, as were responsible for 14% of quarterly data services customer revenues.

Data services contributed 14.4% of total Company customer revenues, both in 3Q02 and 9M02, an increase of 1 p.p. on 3Q01, and 2 p.p. on 9M01. Revenues in this area have grown by over 37% in 9M02 compared to the same period of 2001.

In addition, in 3Q02 TME also commercially launched its multimedia messaging service (MMS), for both contract and prepaid customers at a price of €0.6 /message. This service is also available to customers when they travel to other parts of Europe—TME already has GPRS roaming agreements with operators in the UK, France, Portugal, Italy, Germany and Belgium, among other countries—.

As regards the roaming business, the increased possibility of using services abroad, thanks to the incorporation of the CAMEL intelligent network standard on the networks, has significantly impacted roaming-in and roaming-out figures during the summer campaign. Record numbers of incoming roamers in TME’s network were recorded this August, with rises of over 30% on last year’s figure being seen, while TME customers who made use of the service abroad during the summer campaign rose by over 40%

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

vs. summer 2001.

TME continues to apply a strict policy of cost control and efficient use of resources. As a result, the Company continues to optimise the weighting of SACs and SRCs over adjusted revenues. In 3Q02 this was around 10%, in line with the figure recorded in 3Q01, while in the whole of 9M02 it stood below 9%, almost 5 p.p. below the figure for the same period last year, in spite of having doubled the volume of loyalty points exchanged for handsets and traffic (both contract and prepaid customers) as in 2001. The weighting of both network and advertisement costs as a percentage of operating revenues fell significantly in 3Q02.

Therefore, the success of the commercial and customer management, along with the control and optimisation of its operations, have allowed the Company to present some solid results:

•
Operating revenues for 3Q02 were 1,810MM€ (+17% vs. 3Q01 and +10% vs. 2Q02), which gives a 9M02 figure of over 5,000MM€ (+19% vs. accumulated 9M01). Excluding handset sales, Company revenues in 9M02 would have increased by 12% in year-over-year terms.

•
TME posted 3Q02 EBITDA of 950MM€, up 11.2% on 3Q01, and +8,7% vs. 2Q02, leading to the highest quarterly figure in the Company’s history, which gives a margin of 52.5%. 9M02 EBITDA was 2,607MM€, with year-over-year growth of 24.2%, higher than the revenues’ growth rate. As a result, EBITDA margin in 9M02 was 51.9%, confirming its position as one of the sector’s leading operators in terms of efficiency and productivity, and a faithful reflection of the Company’s focus on profitability.

•
The continual improvement in the Company’s productivity indicators, in terms of lines, revenues and EBITDA, particularly stands out. Each employee (4,373 at the end of September) generated on average of over €73,500 a month of EBITDA in 3Q02, an advance of 7% vs. the same period last year, and helping keep TME among the most productive cellular operators in the sector.

•
Regarding capex, the capex to revenues ratio in 3Q02 was barely 6% (5 p.p. lower than in 3Q01) and 7% in 9M02, although, taking into account commitments taken on by the Company in 4Q02, it is estimated that over the year as a whole, the weighting of capex to revenues will be around 9% (vs. 13.6% in 2001).

REST OF EUROPE

In the wake of Telefónica Móviles’ decision to redefine its short- and medium-term objectives in Germany, Austria, Italy and Switzerland, announced at the end of July, operations in these countries began to be reorganized in 3Q02.

In Germany, Group 3G’s commercial activities were halted in August, and it is planned to suspend services in mid November. At the end of September the operator had 223,000 customers, to whom it has been communicated the agreement reached with T-Mobile to transfer them to its network in favourable economic conditions.

At the same time, the headcount reduction program begun, and over half the employees have already signed redundancy agreements. The cancellation of distribution, rental, supply agreements, etc., are also being negotiated.

In the other countries too, the staff reduction programs are also advancing, as are the cancellation and renegotiation of contracts.

It should be borne in mind that, although the freezing of operations was announced at the end of July, during 3Q02, losses are still being recorded at EBITDA level, due to personnel and other expenses associated with contracts awaiting termination. However, these losses (-65MM€ in 3Q02) are lower than those recorded in 2Q02 (-85MM€). The company estimates that in 4Q02 EBITDA losses derived from these operations will be significantly lower, mainly because the restructuring process will be almost finalized—the cancellation of most of the contracts and the effective staff reduction will be materialized—.

Médi Telecom ended September 2002 with 1,511,264 customers (+69% vs. 3Q01), with net adds above 190,000 customers in 3Q02, more than twice the figure obtained in the previous quarter, and the highest of the year to date. At the end of 3Q02, Médi Telecom, had an estimated market share of 41.6%, an increase of over 7 p.p. vs. 3Q01.

Due to the seasonality of traffic in the summer months, Médi Telecom’s 3Q02 revenues were the highest in the year while EBITDA doubled that of 2Q02. EBITDA margin reached 25.4% in 3Q02 (+13.7 p.p. vs. 2Q02), and 14% in 9M02, compared to the negative figures in the same period of 2001.

At the end of September 2002, Telefónica Móviles managed 6.2 million customers in Brazil (+17% vs. 3Q01), with cumulative net adds since the beginning of the year of 575,000 customers. Tele Sudeste’s customer base in 3Q02 reached 3.3 million while CRT Celular had 2 million customers and Tele Leste 0.9 million. In 3Q02, the three Brazilian operators had net adds of 174,000, 10% lower than in 2Q02 due to the overall slowdown in the country’s cellular market and the start-up of a new competitor in their areas of operations.

In this environment of stiffer competition, we would highlight the good performance in the companies’ estimated average share of net adds, which in 3Q02 was 45%. Analysis of this figure should take into account that disconnections do not, so far, affect customer numbers for new entrants. These results underscore the initiatives carried out to increase customers’ and distributors’ retention and loyalty. The estimated average market share of the three operators in their areas of operations at the end of 3Q02 was around 63%, a decline of 1.5 p.p. from the same period of 2001.

As for the customer mix, 69% of the total corresponds to the prepaid segment, vs. 64% in September 2001. The contract segment has shown a moderate increase in the last 12 months (+2%). Here we would point out the increasing trend of migrations, from the best prepaid customers to contract, reflecting the positive results of the loyalty initiatives.

Turning to financial results, total operating revenues of the three operators in local currency had year-over-year growth of 22.3% from 9M01. Excluding Tele Leste Celular’s revenues in 2002—the company has been fully consolidated since January 1, 2002—the increase in operating revenues would have been 8.3% (Tele Sudeste: +8.0%, CRT Celular: +8.7%). The bulk of the increase in sales was due to the aforementioned growth in the customer base, partly offset by the reduction in average ARPU (-9.4% in local currency).

Total EBITDA after management fees of the three operators in local currency had a 20.5% increase from 9M01, slightly lower than the growth of revenues. However, the efficiency gains obtained in 3Q02 caused the gap between revenue and EBITDA growth to narrow by nearly 5 p.p. from the first half of the year (1.8 p.p. in September vs. 6.7 p.p. in June). Excluding Tele Leste Celular, EBITDA from the Brazilian operators had a year-over-year increase of 8.5% in local currency (Telesudeste: +7.3% and CRT Celular: +10.9%).

The combined EBITDA margin after management fees in 9M02 was 38.8% of operating revenues (39.6% excluding Tele Leste Celular), 0.7p.p. lower than in the same period of 2001. However, margins improved in 3Q02 vs. 3Q01 (+2.9 p.p. despite the inclusion of Tele Leste, which has lower margins) thanks to the operators’ efforts to increase efficiency and productivity. This is reflected by the sharp decline in SAC, which in

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

9M02 showed a year-over-year decline of 20% in local currency.

The combined EBITDA margin before management fees of the Brazilian operators reached 39.7% in 9M02 (40.4% excluding Tele Leste) vs. 41.4% in 9M01.

We would also highlight the favourable performance of capex, which in 9M02 amounted to slightly above 7% of revenues, compared to 11% in the same period of 2001.

After the close of 3Q02, Telefónica Móviles and Portugal Telecom announced the creation of a joint venture that will hold 100% of the shareholdings of both groups in mobile phone companies in Brazil.

The JV will be owned at 50% by each of the groups, and a joint management team has already been put in place. The company will begin operating with close to 13 million customers—of which 3.5 million are contract customers—, will have a solid capital structure and will record positive net earnings and cash generation growth from the beginning.

The joint venture will obtain significant synergies from the considerable economies of scale derived from its size, from the application of the two groups’ best practices and by leveraging Telefónica Móviles and Portugal Telecom’s combined commercial leadership position in Brazil. The synergies are expected to far outweigh the costs of migrating from the current cellular concessions (SMC) to PCS authorizations (SMP).

The joint venture will operate in areas which provide more than 70% of Brazil’s total GDP, and where it commands more than a 60% market share. The new company will combine Portugal Telecom’s and Telefónica Móviles’ assets in Telesp Celular (Sao Paulo), Global Telecom (Santa Catarina and Paraná), Tele Sudeste Celular (Rio de Janeiro and Espíritu Santo), CRT Celular (Rio Grande do Sul) and Tele Leste Celular (Bahía and Sergipe).

Telefónica Móviles’ subsidiaries in northern Mexico had 1.362 million customers at the end of September 2002, an increase of 23% year-over-year, with net adds in the last 12 months of 259,000 customers. The contract segment performed particularly well, accounting for 25% of net adds in the last year and 20% of the total customer base in the north of Mexico.

Net adds in 3Q02 (82,000 customers) accelerated with respect to previous quarters (+163% vs. 2Q02 and +89% vs. 3Q01), demonstrating the success of the commercial repositioning of the company’s offering started in 2Q02 aimed at attracting high-value customers. This has led to an increase in the estimated share of net adds of approximately 12 p.p. from the previous quarter.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

These changes entail, among others, the repositioning of the prepaid segment, expansion of the consumer distribution channel and a shift from own stores to retailers.

Also worth noting are the customer retention and loyalty initiatives carried out by the operators, which has led to a steady decrease in churn rate.

As regards the northern Mexico operators’ financial results(1), comparison with 9M01 is distorted by the fact that these were consolidated for the first time by the full integration method in July 2001, and consequently both periods are not homogenous.

Nonetheless, like-for-like operating revenues in local currency in 3Q02 were 18.6% higher than in the previous quarter, fuelled by the growth in the customer base (+6% vs. 2Q02) and increased handset sales. Compared with 3Q01, revenues in 3Q02 in pesos rose 31.3%, also boosted by the growth in the customer base.

The EBITDA performance reflects the impact of the higher commercial activity with respect to 2Q02 and 3Q01 and the change in the distribution policy, which has led to a drop in EBITDA in absolute terms in pesos (-10.5% vs. 2Q02 and -14.7% vs. 3Q01) and a decline in the EBITDA margin (-2.5 p.p.). This impact, coupled with higher taxes accounted for in 2002, has offset the improvements in productivity (whose ratio has doubled in the last 12 months). Excluding the impact of the IEPS (Special Tax on Products and Services), the EBITDA margin was 9.5% for 3Q02 and 11.7% in 9M02.

Meanwhile, following the completion of the acquisition of 65% of Pegaso PCS in mid-September, Telefónica Móviles becomes Mexico’s number two mobile telephony operator, with more than two million active managed customers, using the conservative client-counting criteria applied by Telefónica Móviles.

The integration of Pegaso PCS enables Telefónica Móviles to extend its presence to the whole of Mexico, which has a market of over 100 million inhabitants, and to gain immediate access to Mexico City, the country’s most attractive market with a population of around 20 million and an estimated wireless active penetration of 17% in 3Q02.

(1)	Pegaso PCS is not included in 3Q02 because it is incorporated at cost.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

The Argentinean cellular market continued to contract in the third quarter of 2002, albeit at a much slower pace than in previous quarters, with an estimated penetration rate for mobile telephony at September 30 of 17.4%.

In line with the overall performance of the market, TCP’s customer base at the end of September was 1.642 million, a decline of more than 19,000 customers from 2Q02, although the number of disconnections continued to fall compared with previous quarters (-35,000 net adds in 2Q02). Against this backdrop, TCP is still Argentina’s second largest cellular operator, with an estimated market share of 25%.

Through the third quarter, TCP continued to raise its tariffs in local currency, taking the cumulative average increase to September to 40.5%, in line with Argentina’s cumulative CPI.

The strong performance of revenues in local currency in 3Q02 helped to partially offset the cumulative decline in the year (-11% to September 2002 vs. -19% to June). This rebound—driven by higher prices and sustained traffic with respect to previous quarters—coupled with continued efforts to rein in costs led to a 26% year-over-year improvement in EBITDA in pesos in 9M02.

Among the main initiatives to lower costs, we would highlight the decline in SACs and cut-backs in advertising and personnel expenses, which more than offset the increases in prices caused by inflation and the peso’s devaluation.

The EBITDA margin reached 24.2% in 9M02, 7 p.p. higher than in the same period of 2001. Quarter-over-quarter, the EBITDA margin was 31% in 3Q02, 6 p.p. higher than in 3Q01, reversing the trend seen in 2Q02 (-1 p.p. vs. 2Q01).

TCP has continued to scale back capex, with this item totalling an insignificant amount in the first nine months of the year.

The Peruvian cellular market continues to register healthy year-over-year growth, with the penetration rate reaching an estimated 8.1% at the end of September 2002 vs. 6.2% a year earlier.

In such a context, Telefónica Móviles Peru ended September 2002 with a customer base of 1.228 million customers, recording a year-over-year increase of 19% and cumulative net adds in 9M02 of 141,000 customers.

Against this backdrop of growth, Telefónica Móviles Peru remained the market leader, with an estimated market share of 57%.

The growth in the customer base was primarily fuelled by the contract segment, which registered a year-over-year increase in 9M02 of 26%, representing 22% of the total customer base. 1.2

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

p.p. higher than the year before. This performance was the result of both the increase in gross adds and the sharp reduction in disconnections, thanks to the success of the company’s retention initiatives carried out since 2001.

Turning to financial results, operating revenues in dollars rose 1.5% year-over-year in 9M02. This increase was due to both growth in the customer base and the higher traffic carried by the operator.

Despite the greater commercial efforts derived from stiffer competition, cumulative EBITDA in absolute terms in 9M02 in dollars was 6.6% higher than the in the same period last year. The cumulative EBITDA margin for the period was 33.3% (+1.6 p.p. versus 9M01), despite the increase in net adds (+8.4% vs. 9M01). In 3Q02 the EBITDA margin was 33.7%, unchanged from the previous quarter. It should be highlighted the sharp decrease in SACs (over 10% vs. 2Q02), thanks mostly to increased retail prices for handsets in September and the greater percentage of prepaid gross adds with own customer’s handsets.

Telefónica Móvil, a subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, ended September 2002 with 1.76 million customers, with year-over-year growth of 19%. Prepaid customers weighting over the total customer base remained stable compared to 2Q02 at 76%.

As regards financial results, the adjusted EBITDA margin continued to grow reaching 31.3% in 9M02 (+2 p.p. versus the same period of 2001).

At the end of September 2002, the total customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador was 331,000 customers (113 thousand in Guatemala and 218 thousand in El Salvador). These operators continue to focus on improving the quality of their customer bases, which, while resulting in a

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

smaller customer base, has a positive impact on results.

In this sense, operating revenues in 9M02, in euros, remained in line with those generated during 9M01, despite the smaller customer base. More significantly is the strong increase in combined EBITDA (+79% in euros) thanks to tight cost control, with a combined EBITDA margin of 19.5% (+8.5 p.p. year-over-year increase).

PUERTO RICO

Movistar Puerto Rico, the operator managed by Telefónica Móviles, ended September 2002 with 174,890 customers, showing a 6% decline in the customer base vs. 3Q01, due to its focusing on high value customers and the general market stagnation resulting from economic deceleration.

HORIZONTAL BUSINESSES

At the end of September 2002 Terra Mobile had 5.2 million registered users, stable vs. September 2001.

As regards Terra Mobile’s financial results, accumulated EBITDA in 9M02 was -17.6MM€.

The results of the rest of the horizontal businesses and the companies involved have not been significant and had no material impact on the Group’s income statement.

APPENDIX

Telefónica Móviles Group

Consolidated Proforma Balance Sheet

Unaudited figures | In million Euros

	September 2002
Long term assets	18,103.7
Start up expenses	438.5
Intangible net assets	11,031.8
Fixed net assets	4,054.9
Investments	2,578.5
Goodwill	1,138.6
Deferred expenses	21.6
Current assets	3,784.8
Inventories	239.0
Accounts receivable	1,521.8
Short term investments [1]	1,591.1
Cash and banks	149.3
Other	283.6
Assets = Liabilities & Shareholders' equity	**23,048.7**
Shareholders' equity	2,982.6
Minority interests	4,088.6
Deferred income	145.3
Provisions for risks and expenses	4,929.3
Long term accrued taxes payable	167.5
Long term debt	5,775.7
Short term debt including current maturities	1,134.5
Other creditors	3,825.4

(1) Only includes short term investments which bear interests.

Financial Debt

Unaudited figures | In million Euros

	September 2002
Consolidated net financial debt	5,169.7
Proportionate net financial debt	6,065.7

Consolidated financial debt structure

16%
84%
56%
44%
15%
2%
83%
Long Term
Short Term
Fixed rate
Floating rate
Euros
US $
Latam currencies and others

APPENDIX

Telefónica Móviles Group

Breakdown of subscribers, revenues and EBITDA.

Unaudited figures

In million Euros

	January - September 2002			January - September 2001		
	Subscribers (000')	Revenues	EBITDA	Subscribers (000')	Revenues	EBITDA
TEM Spain	18,127	5,028.1	2,607.2	15,621	4,217.3	2,098.9
Rest of Europe	223	52.0	(225.7)			(58.0)
Brazil	6,209	944.2	366.2	5,298	911.0	359.4
Mexico	2,254	376.7	34.8	1,103	124.0	14.1
Argentina	1,642	149.6	36.2	1,869	533.1	90.7
Peru	1,228	208.0	69.3	1,028	211.7	67.2
Guatemala & El Salvador	331	142.8	27.8	395	141.7	15.6

Capex by geographic regions

Unaudited figures

In million Euros

	January - September 2002	January - September 2001	% Change	July - September 2002	July - September 2001	% Change
Europe						
Spain	373.8	478.8	-21.9%	103.6	162.1	-36.1%
Rest of Europe [(1)]	75.8	235.1	-67.8%	13.9	6.2	124.2%
Latinamerica						
Brazil [(2)]	67.4	103.5	-34.9%	12.7	53.4	-76.2%
Mexico [3]	41.2	46.6	-11.6%	15.4	46.6	-67.0%
Rest of Latam	38.3	144.5	-73.5%	12.3	46.7	-73.7%
Rest of World	8.8	8.0	10.0%	2.3	5.4	-57.4%
TOTAL	**605.3**	**1,016.5**	**-40.5%**	**160.2**	**320.4**	**-50.0%**

[(1)] In 2002 IPSE is not included as it is consolidated throgh the equity method.

[(2)] In 2002 includes TeleLeste as it is consoldated by full integration.

[(3)] 2001 figures only include the consolidation of North Mexican operators from the third quarter, while in 2002 nine months are considered.

APPENDIX

GLOSSARY

ARPU (Average Revenue per User):    Average monthly revenue per customer. This includes revenues from fees, monthly subscriber fees, traffic –without discounting traffic promotions–, outgoing roaming and excludes handset sales and revenues from incoming roaming. Loyalty programs are not considered as lower the ARPU calculation.

The ARPU figures appearing in this report refer to average ARPU for the quarter.

The average quarterly customer base is calculated as the average of the average customers bases of the three months in the quarter.

MOU (Minutes of Usage):    Average airtime minutes per customer per month. Airtime minutes include outgoing traffic (mobile to fixed, on-net mobile and mobile to other mobile operators) and incoming traffic (fixed to mobile and other mobile operators to mobile).

Churn:    Disconnection rate. This is calculated as the number of disconnections during the period among the average customer base for the period.

Consolidated net financial debt:    Includes the financial debt of all the companies consolidated by the full consolidation method.

Net financial debt is defined as: Long-term debt + Short-term debt, including current maturities - Short-term investments - Cash and banks.

Proportionate net financial debt:    Includes the net financial debt of the companies in which Telefónica Móviles Group has an economic stake and a significant influence in the management, weighted in each case by the economic ownership.

For more information:
Investor Relations Department Paseo de Recoletos 7-9 – 2[a] Planta. 28004 – Madrid Tel: 91 – 423 40 27. Fax: 91 – 423 44 20
E-mail:	garcialegaz_m@telefonicamoviles.com sanroman_a@telefonicamoviles.com delosreyes_r@telefonicamoviles.com
www.telefonicamoviles.com/ir

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.